Surf Air Mobility Announces $100 Million Strategic Transaction to Accelerate Growth and Strengthen Balance Sheet

$74 million zero-coupon convertible note purchased by an institutional investor with 20% conversion premium to refinance existing debt

$20 million of new common equity and warrants purchased at Friday’s closing price of $3.32 by an institutional investor ($10 million) and Surf Air Mobility Co-founder together with a related party ($10 million) to drive commercialization of SurfOS

$6 million of new common equity to be issued to Palantir Technologies (NASDAQ: PLTR) as prepayment for software and services

Los Angeles – November 10, 2025 – Surf Air Mobility Inc. (NYSE: SRFM) (“Surf Air Mobility”, the “Company”), a leading air mobility platform, today announced that it has entered into a transformative $100 million strategic transaction. The transaction accelerates the development and commercialization of Surf Air Mobility’s proprietary SurfOS software, strengthens the Company’s balance sheet, and positions the Company for long-term profitable growth.

Deanna White, CEO of Surf Air Mobility, said: “This strategic transaction marks a pivotal moment for Surf Air Mobility, expanding and accelerating our Transformation Plan, while providing capital for continued development of SurfOS over the next several years and significantly strengthening our balance sheet”.

$26 Million in New Equity to Fund SurfOS

The transaction secures $26 million from new equity issuances specifically for the development and commercialization of SurfOS.

One institutional investor and Surf Air Mobility’s Co-founder together with a related party have purchased 6,024,096 shares of the Company’s common stock and warrants to purchase up to 6,024,096 shares of the Company’s common stock exercisable at $3.32 per share, which is equal to Friday’s closing price per share, for an aggregate gross purchase price of $20 million. 3,975,901 shares and accompanying warrants were sold in a registered direct offering and 2,048,195 shares and accompanying warrants were sold in a private placement. The warrants will be exercisable immediately and expire on the second anniversary of the original issuance date. The closing of the equity issuances is expected to occur on or about November 12, 2025, subject to the satisfaction of customary closing conditions.

Subject to specified conditions, the Company may force the holders to exercise the warrants at any time if the last reported sale price per share of the Company’s common stock equals or exceeds 150% of the exercise price for the immediately preceding 20 consecutive trading days.

As part of this transaction, Surf Air Mobility will issue $6 million of its common stock to Palantir Technologies Inc. (“Palantir”), as a prepayment for continued access to Palantir software and services. This transaction follows the recent expansion of SurfOS’ Palantir partnership, which includes a joint commitment to teaming efforts and the continued integration of Palantir’s AI and Foundry platforms to enhance operational efficiency through more predictive and adaptive software.

Sudhin Shahani, Co-founder and Board member of Surf Air Mobility, said: “SurfOS aims to become the AI-enabled software for an industry at the start of its technology transition. We believe this financing will position us to be early to market with a best-in-class product designed for the rapidly evolving air mobility industry. SurfOS has the potential to define how the air mobility industry will leverage software at scale.”

Transaction Benefits Summary for SurfOS:

Directs $26 million in capital to:

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Continue development of three SurfOS flagship products: BrokerOS, OperatorOS, and OwnerOS
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Scale engineering and sales capabilities in advance of commercial rollout in 2026
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Support go-to-market execution, customer adoption, and partnership development
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Develop customized enterprise services and solutions
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Invest in the development of new SurfOS modules and products to capture a larger share of the growing air mobility software market

$74 Million Senior Secured Convertible Note to Refinance Existing Liabilities

Concurrently with the $26 million equity raise, Surf Air Mobility completed the sale of a $74 million senior secured convertible note to an institutional investor in a private placement. This note will not accrue interest except in an event of default and is convertible at a stock price of $3.98, which represents a 20% premium to the transaction closing price. The note is being sold at 87.8% of face value resulting in aggregate gross proceeds to the Company of $65 million.

The Company will use a portion of the proceeds from the sale of the note to repay in full the $51 million in outstanding amounts due under the Company’s 4-year credit agreement with affiliates of Comvest Partners and the $8 million in principal amount outstanding under the Company’s secured convertible note with Partners For Growth V, L.P. (“PFG”), which, in aggregate, will represent a reduction in cash interest expense of approximately $5.5 million on an annualized basis.

This note will mature on October 31, 2028, and is repayable at maturity at 105% of the face amount unless converted or repurchased. The note can be redeemed by the Company at par at any time, subject to specified conditions, unless accelerated.

Additionally, the holder of the note will have the right to require cash redemption at 105% of face of portions of the principal amount as determined under the note’s terms.

Subject to specified conditions, the Company may force the holder to convert the notes at any time if the last reported sale price per share of the Company’s common stock equals or exceeds 150% of the conversion price for the immediately preceding 20 consecutive trading days.

This refinancing of the Company’s interest bearing debt complements the Company’s recent efforts to redeem its GEM Global Yield LLC’s mandatory convertible security, which has been reduced from $39 million on December 31, 2024, to $8 million on the date of this announcement. In addition, a senior secured convertible promissory note has been reduced from $50 million on December 31, 2024, to $15 million on the date of this announcement.

Oliver Reeves, CFO of Surf Air Mobility, said: “This transaction directs capital to initiatives we believe will create significant shareholder value and strengthens our balance sheet. In aggregate, Surf Air Mobility’s consolidated net debt load has been reduced by 37.3%, from $139.1 million on December 31, 2024, to $87.2 million post transaction. We will continue to look for opportunities to optimize our balance sheet and invest in growth to unlock catalysts and deliver on our upside drivers of software and electrification.”

About Surf Air Mobility

Surf Air Mobility is a Los Angeles-based regional air mobility platform and one of the largest commuter airlines in the U.S. by scheduled departures. It is also the largest U.S. passenger operator of Cessna Caravans. In addition to its airline operations and On Demand charter services, Surf Air Mobility is developing an AI-powered software platform for the Regional Air Mobility industry. The Company is also working to commercialize electrified aircraft and develop proprietary powertrain technology for the Cessna Caravan. Surf Air Mobility plans to offer its software and electrification solutions to the Regional Air Mobility industry to improve safety, efficiency, and profitability.

Forward-Looking Statements

This Press Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the consummation of the transactions and the satisfaction of customary closing conditions related to the transactions, the intended use of proceeds from the transactions, functionality and timing of the commercial release of SurfOS, the total addressable market for SurfOS, the Company’s profitability and future financial results and its ability to achieve its business objectives. Readers of this release should be aware of the speculative nature of forward-looking statements. These statements are based on the beliefs of the Company’s management as well as assumptions made by and information currently available to the Company and reflect the Company’s current views concerning future events. As such, they are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among many others: the Company’s ability to anticipate the future needs of the air mobility market; the Company’s future ability to pay contractual obligations and liquidity will depend on operating performance, cash flow and ability to secure adequate financing; the dependence on third-party partners and suppliers for the components and collaboration in the Company’s development of its advanced air mobility software platform, and any interruptions, disagreements or delays with those partners and suppliers; the inability to execute business objectives and growth strategies successfully or sustain the Company’s growth; the inability of the Company’s customers to pay for the Company’s services; the inability of the Company to obtain additional financing or access the capital markets to fund its ongoing operations on acceptable terms and conditions; the outcome of any legal proceedings that might be instituted against the Company, the risks associated with the Company’s obligations to comply with applicable laws, government regulations and rules and standards of the New York Stock Exchange; and general economic conditions. These and other risks are discussed in detail in the periodic reports that the Company files with the SEC, and investors are urged to review those periodic reports and the Company’s other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov, before making an investment decision. The Company assumes no obligation to update its forward-looking statements except as required by law.

The Company has filed a registration statement (including a prospectus) with the SEC for the registered offering of common stock and warrants and the issuance of common stock to Palantir. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, will arrange to send you the prospectus if you request it by calling collect (424) 332-5480.

The common stock and warrants and the notes offered in the private placements are being offered and sold by the Company under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and have not been registered under the Securities Act or applicable state securities laws. Accordingly, such common stock and warrants, the notes, and any shares issuable upon conversion of the notes or exercise of such warrants may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The Company has agreed to file a registration statement with the SEC registering the resale of the shares of common stock underlying the notes.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

Surf Air Mobility Media Contacts

Press: press@surfair.com

Investors: investors@surfair.com